December 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Michael Pawluk, Esq.

Senior Special Counsel

Division of Investment Management

Disclosure Review and Accounting Office

Re:	The Guardian Insurance & Annuity Company

Registration Statement on Form S-1

File No. 333-272291

Dear Mr. Pawluk:

This letter, which we have filed as Correspondence, responds to the Staff’s additional comments with regard to the above-referenced Registration Statement on Form S-1 in response to the Company’s Correspondence filed September 29, 2023. Along with this letter, we have included the revised prospectus reflecting the Company’s revisions in response to the Staff’s comments. A courtesy blackline of the revised prospectus will be provided to the Staff. Please note that other changes such as Company Information, Management Discussion and Analysis, financials and other non-material changes have been made and are marked.

For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Capitalized terms used herein have the same meaning as in the registration statement. At the appropriate time, the Company will file a pre-effective amendment reflecting all revisions in response to Staff comments and any currently missing information, including any necessary financial statements. At that time, the Company will file an acceleration request in which it will seek effectiveness on or before February 14, 2024. The Company notes that it is seeking to go effective using 3Q unaudited stub financials, which is permitted until February 14, 2024.

1.

Comment: Please confirm if the registrant reserves the right to reduce the number of strategies available to one and please include prominent cover page disclosure stating that only one index strategy may be available at any time and briefly outline the consequences on the cover page. (e.g., the investor could surrender the contract if not satisfied with the single available strategy but such surrender charges may be subject to surrender charges, etc…). Include similar disclosures in the prospectus where appropriate – e.g., where the strategies are discussed.

Response: We confirm that the Company reserves the right to reduce the number of strategies available under the Contract to one of the current index strategies, the 1-Year / -10% Buffer / S&P 500 Index / Cap with Par strategy, which will always be available, subject to the Company’s right to substitute the index with one that is substantially similar. We have added prominent disclosure to the cover page and as appropriate throughout the prospectus regarding this possibility and the consequences thereof as requested by the Staff comment.

2.

Comment: Please include prominent disclosures of the maximum loss under the contract (as a percentage) due to negative index performance, including in the summary, principal risks, and strategy disclosure sections of the prospectus. So, for example, if the lowest buffer is currently 10%, the maximum loss under the contract would be 90%.

Response: We have done so.

3.	Comment: Please disclose the minimum Cap Rate that will be offered.

Response: The Company respectfully notes that the minimum guaranteed Cap Rates that will be offered have been disclosed in the “Crediting Strategies” row of the Summary Section of the prospectus as well as the “Crediting Strategies” subsection of the “Investment Strategies” section in the body of the prospectus.

Very truly yours,

/s/ Patrick D. Ivkovich

Patrick D. Ivkovich
Senior Counsel

cc: Dodie Kent
Timothy Graves

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